# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Carvana Co., CIK 0001690820
CUSIP: 146869102
Title of class of securities: Class A Common Stock, Par Value $0.001 Per Share
Address of issuer's principal executive offices: 300 E. RIO SALADO PARKWAY, TEMPE, AZ, 85281, Arizona (AZ), 85281
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001839882-24-039030
Filed by CIK 0001697591

## Reporting persons
- CAS Investment Partners, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 5,685,029; shared voting power 0; sole dispositive power 5,685,029; shared dispositive power 0; aggregate amount beneficially owned 5,685,029 (4.2% of the class)
  Comment: See Item 4 for a description of the information reported in rows (6), (8), (9) and (11).
- Clifford Sosin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,685,029; shared voting power 0; sole dispositive power 5,685,029; shared dispositive power 0; aggregate amount beneficially owned 5,685,029 (4.2% of the class)
  Comment: See Item 4 for a description of the information reported in rows (6), (8), (9) and (11).

## Item 1. Issuer
Name of issuer: Carvana Co.
Address of issuer's principal executive offices: 300 E. Rio Salado Parkway, Tempe, Arizona 85281

## Item 2. Person Filing
Name of person filing: This Schedule 13G/A is being filed with respect to an aggregate of 5,685,029 shares of Common Stock of the Issuer which are beneficially owned by CAS Investment Partners, LLC as the investment manager of Sosin Master, L.P. ("Sosin Master") and CSWR Partners, L.P. ("CSWR") with the power to vote and dispose or direct the disposition of all securities owned by Sosin Master and CSWR. CAS Investment Partners, LLC is an investment adviser registered with the Securities Exchange Commission under the Investment Advisers Act of 1940, as amended. Clifford Sosin is the Managing Member of CAS Investment Partners, LLC and disclaims beneficial ownership of any securities covered by this Schedule 13G for the purposes of Section 13(d) or 13(g) of the Act or any other purpose. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Address of principal business office or, if none, residence: 8 Wright St, First Floor, Westport, CT 06880
Citizenship: See response to Item 4 of each of the cover pages.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: As of March 31, 2025, Sosin Master owned 3,142,229 shares of Common Stock of the Issuer and CSWR owned 2,542,800 shares of Common Stock of the Issuer. CAS Investment Partners, LLC is the investment manager of Sosin Master and CSWR and has been fully delegated the power to vote and dispose or direct the disposition of all the shares of Common Stock owned by Sosin Master and CSWR. Clifford Sosin is the Managing Member of CAS Investment Partners, LLC.The percentages reported in Row 11 of each cover page are based on 135,023,435 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of May 5, 2025, based on the Issuer's Form 10-Q filed with the SEC on May 7, 2025.
Percent of class: 4.2
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- CAS Investment Partners, LLC: Clifford Sosin, Managing Member (05/15/2025)
- Clifford Sosin: Clifford Sosin, Individual (05/15/2025)